

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2018

Stephen Chazen
President, Chief Executive Officers and Chairman
Magnolia Oil & Gas Corporation
1001 Fannin Street, Suite 400
Houston, TX 77002

> **Re:** **Magnolia Oil & Gas Corporation**
> **Registration Statement on Form S-3**
> **Filed August 10, 2018**
> **File No. 333-226795**

Dear Mr. Chazen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

John Reynolds
Assistant Director
Office of Natural Resources

cc: Sarah Morgan, Esq.
        Vinson & Elkins LLP